NEWS RELEASE

AUGUST 2, 2006

CANETIC RESOURCES TRUST SECOND QUARTER 2006 FINANCIAL RESULTS

Canetic Resources Trust (“Canetic” or the “Trust” or “We”) (CNE.UN–TSX; CNE–NYSE) is pleased to announce its financial and operating results for the six months ended June 30, 2006.   We have also announced today that Canetic has entered into a definitive agreement to acquire natural gas and oil assets from a private company as well as an equity and convertible debenture financing.

Highlights of the second quarter include:

•

Production for the first half of the year averaged 71,392 boe/d, excluding StarPoint volumes for the first four days of January prior to the date of the merger.  Production for the second quarter averaged 70,061 boe/d.   Approximately 1,500 boe/d was temporarily lost during the quarter due to weather conditions, unplanned turnarounds, break-up and a short term compressor failure at Golden Spike.

•

Funds flow from operations for the second quarter increased 130 percent to $185.1 million as compared to $80.5 million for the same period in 2005.  Funds flow from operations increased 135 percent to $379.8 million for the six months ended June 30, 2006, up from $161.3 million in the same period in 2005.

•

Monthly distributions were maintained at $0.23 per unit resulting in a payout ratio of 72 percent for the first six months of 2006 and 75 percent for the second quarter. This represents 45 consecutive months of sustained or increased distributions for former Acclaim unitholders and 18 consecutive months for former StarPoint unitholders.

•

During the quarter, Canetic was active in the exploitation of its assets, incurring $85.8 million in development expenditures while participating in the drilling of 68 gross wells with a 96 percent success rate.  The program resulted in 34 gross (10.7 net) gas wells, 29 gross (14.8 net) oil wells, 2 gross (2.0 net) service wells and 3 gross (1.0 net) dry and abandoned wells.

The merger of Acclaim and StarPoint has been accounted for as a purchase by Acclaim and accordingly, the comparative figures are those of Acclaim for the same period of 2005. Additionally, as the merger occurred January 5, 2006, all financial and operating results of the StarPoint properties have been excluded for the first four days of the quarter.

Canetic will host a conference call and question and answer session at 3:00 p.m. MST (5:00 p.m. EST) on Wednesday, August 2, 2006.  The conference call will be chaired by Mr. Paul Charron, President and CEO. The call will also be available via webcast from Canetic Resources Trust's website (www.canetictrust.com) and from the VCall website (www.vcall.com).

Canetic Resources Second Quarter Results Conference Call:    Toll-Free across North America: 1-877-888-3855 and within the Toronto area: 416-695-5261.  A recorded playback of the call will also be made available until August 31, 2006:  Toll-free across North America: 1-888-509-0081 and within the Toronto area: 416-695-5275 (627992 verbal passcode).

2006 HIGHLIGHTS

	Three Months Ended June 30			Six Months Ended June 30
($millions except per unit amounts)	2006	2005	change	2006(1)	2005	change
FINANCIAL
Gross revenue	341.2	177.5	92%	691.6	348.7	98%
Funds flow from operations	185.1	80.5	130%	379.8	161.3	135%
Per unit – basic(2)	0.92	0.92	–	1.89	1.85	2%
Per unit – diluted(2)	0.89	0.91	-2%	1.84	1.83	1%
Net earnings	82.9	27.5	201%	142.1	10.6	1,241%
Per unit – basic(2)	0.41	0.31	32%	0.71	0.12	492%
Per unit – diluted(2)	0.40	0.31	29%	0.69	0.12	475%
Distributions	139.2	51.2	172%	272.1	101.9	167%
Per unit(2)	0.6900	.5850	18%	1.3800	1.170	18%
Capital expenditures
Development expenditures	85.8	35.8	140%	152.8	61.9	147%
Net capital expenditures	104.6	42.3	147%	171.7	67.1	156%
Total assets	4,899.6	1,504.3	226%	4,899.6	1,504.3	226%
Long-term debt	893.8	329.1	172%	893.8	329.1	172%
Net debt (excluding financial derivatives)	926.6	306.2	203%	926.6	306.2	203%
Unitholders' equity	3,247.5	710.3	357%	3,247.5	710.3	357%
Weighted average trust units outstanding (000s) (2)	201,998	87,572	131%	201,370	87,148	131%
Trust units outstanding at period end (000s) (2)	202,535	87,699	131%	202,535	87,699	131%
OPERATING
Production
Natural gas (mmcf/d)	166.0	100.6	65%	171.0	102.3	67%
Crude oil (bbl/d)	37,348	17,947	108%	37,486	18,492	103%
Natural gas liquids (bbl/d)	5,043	5,302	-5%	5,401	5,499	-2%
Barrel of oil equivalent (boe/d) @ 6:1	70,061	40,017	75%	71,392	41,046	74%
Average prices
Natural gas ($/mcf)	5.97	7.76	-23%	7.49	7.39	1%
Natural gas ($/mcf) (including financial instruments)	6.80	7.62	-11%	7.99	7.34	9%
Crude oil ($/bbl)	67.29	54.53	23%	60.82	52.77	15%
Crude oil ($/bbl) (including financial instruments)	61.97	45.26	37%	56.53	44.81	26%
Natural gas liquids ($/bbl)	48.90	35.99	36%	47.82	35.44	35%
Drilling activity
Natural gas	34	6	–	95	21	–
Oil	29	13	–	67	17	–
Standing/service	2	–	–	4	–	–
Dry and abandoned	3	1	–	5	1	–
Total gross wells	68	20	–	171	39	–
Total net wells	28.5	13.4	–	81.9	18.6	–
Success rate (%)	96%	95%	–	97%	97%	–

 (1) Includes the financial and operating results of StarPoint Energy Trust from the date of the merger, January 5, 2006.

(2) All units of Acclaim up to the merger on January 5, 2006 have been restated using the exchange ratio of 0.8333 of a Canetic trust  unit for each Acclaim trust unit.

PRESIDENT’S MESSAGE

Canetic provided solid operational and financial results for the second consecutive quarter since combining Acclaim and Starpoint to form Canetic, on January 5, 2006.  During the quarter we reported 70,061 boe/d of production and $185.1 million of funds flow from operations.  Revenue and funds flow from operations were impacted by increasing crude oil prices, attributable to increased political concerns over the security of global oil supplies, while natural gas prices decreased as a result of high natural gas inventories entering the summer injection season.

Canetic continued to be active operationally, participating in the drilling of 68 wells with a 96 percent success rate.  We also completed over 300 optimization and facility projects.

We also announced today, in a separate news release, a strategic gas weighted acquisition in northeastern British Columbia and central Alberta.  These are high quality assets with significant development potential, characterized by large gas in place pools.

FINANCIAL RESULTS

The merger of Acclaim and StarPoint has been accounted for as a purchase of StarPoint by Acclaim.  Accordingly, the financial and operating results of StarPoint have been included from the date of acquisition, January 5, 2006.  The comparative results for 2005 are those of Acclaim only.  All disclosures of units and per unit amounts of Acclaim up to the merger on January 5, 2006 have been restated using the exchange ratio of 0.8333 of a Canetic unit for each Acclaim unit.

For the three months ended June 30, 2006, Canetic revenue increased 92 percent, funds flow from operations increased 130 percent and production levels were up 75 percent compared to the same period in 2005 due to the merger of Acclaim and StarPoint and continued strong commodity prices.

Canetic’s gross revenue for the second quarter of 2006 totalled $341.2 million, up 92 percent from $177.5 million reported by Acclaim in the second quarter of 2005.  Gross revenue of $691.6 million for the first six months of 2006 was almost double that reported for the same period in 2005, directly related to the production associated with the Starpoint merger and strong commodity prices.

Funds flow from operations increased to $185.1 million or $0.92 per basic unit for the second quarter of 2006, an increase of 130 percent from $80.5 million or $0.92 per basic unit, for the same period in 2005.  Year to date, funds flow from operations increased 135 percent to $379.8 million, compared to $161.3 million in 2005.  Our 2006 year to date funds flow from operations includes a loss on realized financial derivatives of $13.7 million as compared to a loss of $27.6 million for the same period in 2005.  The increase in funds flow from operations is due to higher production levels associated with the StarPoint merger and higher commodity prices.

Net earnings for the three months ended June 30, 2006 totalled $82.9 million or $0.41 per basic unit compared to $27.5 million or $0.31 per basic unit for the same period in 2005.  The variation in net earnings is primarily a result of depletion rates, the provision for future taxes and financial derivative gains and losses.

The price of West Texas Intermediate (WTI) crude averaged US$70.70 per barrel during the second quarter of 2006, up 11 percent from the average price of US$63.53 per barrel for the first quarter of 2006.  The Trust received an average crude oil price, before adjustments for financial instruments, of $67.29 per barrel as compared to $54.53 per barrel for the comparable period in 2005. Canetic’s corporate average oil price differential narrowed slightly in relation to the benchmark NYMEX WTI futures contracts in the second quarter compared to the first quarter of 2006.  This narrowing is attributable to improvements in heavy oil differentials, to which Canetic has exposure for a portion of its crude oil production.

The Trust’s corporate average price for natural gas, before adjustments for financial instruments, for the second quarter of 2006 was $5.97 per thousand cubic feet as compared to $7.76 per thousand cubic feet for the same period in 2005.  Our average natural gas price was $7.49/mcf for the first six months of 2006 as compared to $7.39/mcf for the same period in 2005.

Capital spending on development activities for the six months ended June 30, 2006 totalled $152.8 million, 147 percent greater than the $61.9 million incurred in the same period in 2005.  Our capital program has been very successful year to date resulting in 95 gross (40.2 net) gas wells, 67 gross (37.1 net) oil wells, 4 gross (2.1 net) service wells and 5 gross (2.5 net) wells to be abandoned.  This represents a 97 percent success rate.

REVIEW OF OPERATIONS

During the quarter, Canetic participated in the drilling of 68 gross (28.5 net) wells.  Canetic operated 20 gross (16.5 net) wells while its partners operated 48 gross (12.0 net) wells.

Canetic invested a total of $85.8 million of capital during the second quarter including $40.2 million for drilling, $16.5 million for facilities and well site equipment, $23.5 million for workovers, recompletions and optimization, $5.0 million for land and $0.6 million for geological expenditures.

Production for the first half of the year averaged 71,392 boe/d.  Production for the quarter averaged 70,061 boe/d which was approximately 1,500 boe/d less than expected.   Production volumes in the Peace River, Drayton Valley and Acheson areas were down by 500 boe/d in the quarter for unplanned turnarounds.  These volumes have all been recovered as the turnarounds are now complete.  Production was also impacted by a major mechanical failure at the Golden Spike compression facility, resulting in a loss of 500 boe/d for the quarter.  The repairs were completed during the quarter and the volumes have been recovered.  An additional 500 boe/d was temporarily lost during the quarter due to spring break-up and poor weather conditions, primarily affecting our Border Plains area.  The majority of these volumes were recovered by the end of the quarter with the remaining volumes coming back on stream in July 2006.  Current production is approximately 72,500 boe/d with 2,000 boe/d behind pipe.

Operating costs increased slightly to $8.80 per boe in the second quarter of 2006 from those reported in the first quarter of 2006 of $8.49 per boe.  Operating costs in the second quarter are generally higher, reflecting the annual payment of property taxes, plant turnarounds and maintenance costs which are incurred in May and June.  Unit costs were also impacted by lower production volumes.  Extensive well maintenance and workover programs continue to be undertaken to maximize production and optimize plant utilization.  As we continue to experience higher field service costs throughout our asset base, considerable effort and focus is being given to operational efficiencies which will control operating costs on a unit-of-production basis.  To date, Canetic has been successful in maintaining control of our operating costs in a difficult operating environment and will continue to focus on doing so.

In the first half of 2006, our total well count climbed to 51 gross (43.7 net) operated wells and 120 gross (38.2 net) non-operated wells, for a total of 171 gross (81.9 net) wells, resulting in 67 gross (37.1 net) oil wells, 95 gross (39.8 net) gas wells, 4 gross (2.1 net) service wells and 5 gross (2.5 net) wells for abandonment.  We were 97 percent successful in our first half drilling program.   Optimization continues to be a key part of our development program.  During the quarter, Canetic executed over 320 optimization and facility events.

The second quarter of 2006 was highlighted by activity in the following areas:

•

In the Rocky area, Canetic participated in the drilling of 11 gross (6.1 net) wells during the second quarter, 7 of which were operated.  Year to date, Canetic has participated in 25 gross (13.9 net) wells in this area with a 96 percent success rate resulting in 3 gross (2.3 net) oil wells and 21 gross (10.7 net) gas wells.  We plan to drill an additional 15 to 20 gas wells prior to year end.  In the second quarter, Canetic decided to invest $15 million at Willesden Green in the construction of a 100 percent owned natural gas plant that will have initial capacity of 20.0 mmcf/d and will be fully operational in the first quarter of 2007.  This facility will allow Canetic to tie-in all of its behind pipe natural gas (currently estimated at 3-5 mmcf/d) and to pursue an aggressive gas drilling program in Willesden Green during the last quarter of 2006 and throughout 2007 as we anticipate strengthening natural gas prices going into the winter.

•

In the Southern area, Canetic drilled 12 gross (3.1 net) wells.  Year to date, we have drilled 19 gross (6.3 net) wells with an 84 percent success rate and have plans to drill an additional 25 to 30 wells.  Canetic has identified seventeen 100 percent working interest oil locations to be drilled as part of the third quarter drilling program at Rosemary, Alderson and Suffield West.  Canetic is deferring current opportunities related to our shallow gas program in inventory in light of the short term weakness in natural gas prices.

•

In the Border Plains area, which consists of the Trust’s heavy oil assets at Lloydminster and light oil assets at Provost and Dodsland, Canetic drilled a total of 12 gross (6.4 net) wells resulting in 9 gross (4.0 net) oil wells, 1 gross (0.4 net) gas well and 2 (2.0 net) water disposal wells.  Year to date we have drilled 18 gross (10.4 net) wells with a 100 percent success rate. Canetic has identified eight 100 percent working interest locations to be drilled during the third quarter due to a recent narrowing of heavy oil differentials.  These wells will target the Sparky, McLaren and Lloydminster formations.

•

Coalbed methane (“CBM”) projects continue to be an increasing capital component within Canetic’s portfolio of opportunities.  During the second quarter, Canetic participated in 14 gross (4.1 net) CBM wells, bringing our year to date total to 39 gross (15.7 net) CBM wells with a 100 percent success rate.  Four horizontal wells were drilled during the quarter at our Corbett Creek Upper Mannville CBM prospect within our South Central area, resulting in 4 gross (1.7 net) CBM wells.  Canetic currently has four joint ventures and 36,000 net acres including a 100 percent working interest in 13,440 acres of undeveloped land in this area.  Recent drilling activity has provided impressive results with wells coming onstream at over 1,000 mcf/d.  Year to date, under these joint ventures, we have participated in 7 gross (3.1 net) CBM wells and our outlook is to drill an additional three to five wells for the remainder of 2006.  Consistent with our shallow gas program, Canetic is deferring its 100 percent locations until natural gas prices strengthen.  Subsequent to the end of the quarter, Canetic kicked off a 50 well CBM program at Big Bend which is expected to be completed by year end with sales volumes gradually coming onstream by the end of the first quarter of 2007.

•

In the Williston Basin, Canetic participated in the drilling of 8 gross (5.7 net) oil wells during the quarter, operating 6 of the 8 wells drilled and targeting the Alida, Frobisher and Midale formations in southeast Saskatchewan.  All 8 oil wells were tied in and on production prior to the quarter end.  Totals for the first half of 2006 were 36 gross (23.1 net) oil wells with a 100 percent success rate.  Our outlook is to drill an additional 15 to 20 oil wells prior to year end.  The program continues to exceed expectations in terms of production, reserves additions, cycle times from drilling to onstream and netbacks.

•

In the South Central area, we plan to continue to be very active through the balance of 2006, focused primarily on uphole opportunities in the Acheson area.  Canetic’s ongoing optimization activity during the quarter produced strong results in the Acheson area.  Our 24.0 mmcf/d facility is currently close to capacity and we will continue to add behind pipe volume through optimization and the drill bit as we endeavour to remain at capacity for the foreseeable future.

•

In the Peace River Arch area, Canetic participated in 3 gross (0.9 net) wells, all non-operated during the quarter, bringing our year to date totals to 12 gross (4.8 net) wells with a 100 percent success rate.  We anticipate drilling another 10 to 15 locations in this area prior to year end by focusing our operated drilling at Pouce Coupe, LaGlace and Clarke Lake.  Our program to date has surpassed expectations in terms of production and reserve additions and we are optimistic about the upcoming program.  Canetic and its joint venture partner rig released 2 gross (0.9 net) gas wells at Blackhawk in the second quarter, one of which was spudded in the first quarter.  Both wells targeted the Cadomin as the primary horizon with shallower Cretaceous targets as the secondary horizons.  Both wells were successful, resulting in 1 Cadomin producer and 1 co-mingled Cadomin/Fahler producer and have been tied in and are currently on production.  It is anticipated that an additional 2 to 4 wells will be drilled in this area, prior to year end, with at least one of these wells targeting the deeper Doig formation.

The second quarter is historically a challenging period for the industry as the weather conditions make it more difficult to move rigs, complete wells and tie-in production volumes, resulting in a reduction in Canetic’s activity compared to the first quarter of 2006.  We also note that, over the past two years, non-operated activity has been particularly robust in the first quarter versus the remainder of the year.  On a positive note, we believe drilling equipment is becoming more readily available as competitors reduce their gas drilling activity.  Canetic currently has three active rigs and will take that number to four or five rigs by the middle of the third quarter.  We have plans to participate in the drilling of more than 200 wells, of which approximately 100 are operated, during the remainder of 2006.

Canetic will continue to focus the drilling program on high production rate conventional oil and gas plays in areas where infrastructure is readily accessible such as Acheson, Suffield West, Alderson, Pouce Coupe and south east Saskatchewan.  Many of our shallow gas and CBM opportunities will be deferred until infrastructure is added, as is the case at Willesden Green, or the price of gas rebounds from recent lows, as is the case for our southern Alberta shallow gas and Corbett Creek CBM project.

CASH DISTRIBUTIONS & TAXABILITY

Canetic paid distributions of $139.2 million during the quarter or $0.69 per Trust unit.  This represents a payout ratio of 75 percent. This represents 45 consecutive months of sustained or increased distributions to former Acclaim unitholders and 18 consecutive months for former Starpoint unitholders.

Based on our current business and financial model, and including the impact of the concurrently announced acquisition, Canetic continues to estimate that for 2006 income tax purposes, our distributions will be comprised of 5 to 15 percent return of capital and 85 to 95 percent income for Canadian investors. For US investors, we estimate that our distributions for 2006 will be zero to 10 percent return of capital and 90 to 100 percent qualifying dividend income as computed under US income tax law. This tax estimate is based on information available to Management as of August 2, 2006, and is subject to change based on a variety of circumstances including, but not limited to, commodity prices, acquisitions and tax and royalty rates. Actual taxable and return of capital amounts will be provided in early 2007.

COMMODITY PRICE RISK MANAGEMENT

The price of West Texas Intermediate (WTI) crude averaged US$67.14 per barrel during the first half of 2006 which is a 30 percent increase over the comparable period in 2005 of US$51.53 per barrel. WTI averaged US$70.70 in the second quarter of 2006 which was an 11 percent increase over the first quarter price of US$63.53. Canetic’s average crude oil price before adjustments for hedging was $67.29 per barrel in the second quarter of 2006 compared to $54.53 per barrel for the comparable period in 2005. WTI’s substantial price increase in the second quarter is attributable to increased political concerns over the security of global crude oil supplies coupled with the continued strong economic growth in China and southeast Asia. During the second quarter, concerns over potential production losses from Iran resulting from their uranium enrichment program were magnified because of real production losses from increasing sectarian violence in Iraq and Nigeria. Whether the risk to crude oil production is real or perceived, the current balance between global supply and demand is far tighter than the historical norm resulting in volatile crude oil prices.

The most commonly quoted benchmark price for Canadian natural gas is the AECO Daily Index which averaged $6.76 per thousand cubic feet during the first half of 2006, down 5 percent from the average price of $7.13 per thousand cubic feet during the same period in 2005. The AECO Daily Index averaged $6.00 per thousand cubic feet in the second quarter of 2006, down from $7.52 per thousand cubic feet in the first quarter. North America has experienced two successive warm winters which has resulted in natural gas inventories entering the summer injection season at their highest level ever for this time of year. Forward prices for next winter and beyond are still historically strong, however, this summer’s inventory overhang is impacting current spot prices as unutilized storage capacity is becoming tight. Although the current situation reminds us that natural gas prices are not immune to being impacted by seasonal anomalies, the long term outlook for natural gas is that it is a scarce commodity in North America with potential for sustainable attractive prices.

Canetic has an active hedging program that is intended to reduce exposure to price volatility through the use of financial derivatives. Canetic will hedge the price exposure on up to 50% of its production through the use of swaps, collars or other structures that provide firm floor prices while maintaining some participation to price increases. In addition to our hedging activities, Canetic attempts to reduce exposure to price volatility by splitting our physical natural gas sales evenly between daily index pricing and monthly index pricing terms.

OUTLOOK

For the balance of 2006, we will continue to actively exploit our asset base with plans to participate in the drilling of over 200 wells in the second half of 2006.  Although our production volumes in the second quarter were slightly less than anticipated, given the level of activity planned for the balance of 2006, we continue to expect our production to average between 72,000 and 74,000 boe/d, excluding the impact of the acquisition announced today.

We are excited about the announced acquisition.  This transaction is consistent with our strategy of acquiring high quality assets that improve our asset base.  We believe this is the ideal time to acquire natural gas assets to provide Canetic with a more balanced production mix.  This acquisition is accretive to cash flow, reserves, production and net asset value per unit and includes significant development opportunities.  We have begun a thorough review of the inventory of opportunities as well as initiating the integration process.

We look forward to reporting our success on this acquisition and our ongoing operational activities.

Canetic's complete Financial Statements and Notes and Management Discussion and Analysis are available on Canetic's website at www.canetictrust.com or on SEDAR at www.sedar.com or on EDGAR at www.edgar.com.

ADVISORY

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law.  Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements.  Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expects” and similar expressions.  Forward-looking statements in this press release include, but are not limited to, statements with respect to the production, cash flows, payout ratios, distributions, operating costs, commodity prices and operational activities.  Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation; loss of markets; volatility of commodity prices; currency fluctuations; variations in interest rates; geopolitical instability; variability in consumer demand for oil, natural gas and natural gas liquids; variability in heavy oil differentials; variations in royalty rates; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; failure to complete drilling, maintenance and optimization programs due to bad weather, shortages of labour or equipment or other factors beyond the control of the trust;  inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax and environmental laws and regulatory matters; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive.

Additional information on these and other factors that could affect Canetic’s operations or financial results are included in Canetic’s reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the EDGAR website (www.edgar.com), Canetic’s website (www.canetictrust.com) or by contacting Canetic. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Canetic does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

All references are to Canadian dollars unless otherwise indicated.

Where reserves or production are stated on a barrel of oil equivalent (boe) basis, natural gas volumes have been converted to a barrel of oil equivalent (boe) at a ratio of 6,000 cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. Boe may be misleading, particularly if used in isolation.

Non-GAAP Measures

Management uses the term “funds flow from operations”, which we define as cash flow from operating activities before deducting non-cash working capital and asset retirement costs incurred to analyze operating performance and leverage.

We use the term “net debt”, which we define as long-term debt and working capital, to analyze liquidity and capital resources.

We use the term “payout ratio”, which we define as cash distributions to unitholders divided by funds flow from operations, to analyze financial and operating performance.

We use the terms “operating and cash netbacks” to analyze margin and cash flow on each barrel of oil equivalent (“boe”) production.  Operating and cash netbacks should not be viewed as an alternative to cash from operating activities, net earnings per trust unit or other measures of financial performance calculated in accordance with GAAP.

We use the term “total capitalization”, which we define as net debt including convertible debentures plus the market value of issued equity, to analyze leverage.  Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

These measures as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore, they may not be comparable with calculations of similar measures for other companies or trusts.

Additional Information

    Additional information regarding the Trust and its business operations, including the Trust's annual information form for the period ended December 31, 2005, is available on the Trust's SEDAR company profile at www.sedar.com, the EDGAR company profile at www.edgar.com or Canetic’s website at www.canetictrust.com.

CONSOLIDATED BALANCE SHEETS

unaudited ($000s)	June 30, 2006	December 31, 2005
ASSETS
Current Assets
Accounts receivable	$229,834	$ 140,907
Prepaid expenses and deposits	20,216	11,630
	250,050	152,537
Property, plant and equipment, net	3,712,253	1,317,917
Goodwill	936,869	87,954
Deferred financing charges, net of amortization	454	689
Deferred costs	–	12,000
Total assets	$ 4,899,626	$ 1,571,097

LIABILITIES AND UNITHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$ 236,276	$ 157,368
Distributions payable	46,582	17,834
Financial derivative liability	53,239	22,965
	336,097	198,167
Bank debt	893,792	309,146
Convertible debentures	36,850	16,289
Financial derivative liability	28,968	8,763
Future income taxes	233,336	202,110
Asset retirement obligations	123,035	68,235
	1,652,078	802,710
Non-controlling interest	–	3,804

UNITHOLDERS’ EQUITY
Capital	3,742,896	1,087,459
Convertible debentures	4,495	–
Contributed surplus	–	40,836
Accumulated earnings	303,939	161,869
Accumulated distributions	(803,782)	(525,581)
	3,247,548	764,583
Total liabilities and unitholders’ equity	$ 4,899,626	$ 1,571,097

CONSOLIDATED STATEMENTS OF EARNINGS
AND ACCUMULATED EARNINGS

	Three months ended June 30		Six months ended June 30
unaudited ($000s except per unit amounts)	2006	2005	2006	2005
REVENUE
Petroleum and natural gas sales	$ 341,205	$ 177,501	$ 691,551	$ 348,702
Royalty expense (net of Alberta Royalty Tax Credit)	(65,095)	(37,120)	(132,219)	(74,294)
	276,110	140,381	559,332	274,408
EXPENSES
Operating	56,082	29,260	111,647	59,300
Transportation	4,292	2,224	8,736	4,319
General and administrative	11,422	5,206	19,293	10,001
Interest on bank debt	11,103	3,687	20,289	6,644
Interest on convertible debentures	1,456	1,475	2,116	3,029
Unit-based compensation	11,697	2,695	18,670	5,127
Depletion, depreciation and amortization	149,972	57,578	300,490	115,869
Accretion of asset retirement obligations	2,457	1,173	4,908	2,346
Realized loss on financial derivatives	5,646	16,471	13,675	27,571
Unrealized loss (gain) on financial derivatives	(2,372)	(5,983)	(7,306)	50,156
	251,755	113,786	492,518	284,362
Earnings (loss) before taxes	24,355	26,595	66,814	(9,954)
Provision for capital taxes	1,056	1,093	3,782	1,776
Future income tax recovery	(59,576)	(1,971)	(79,038)	(22,378)

NET EARNINGS	82,875	27,473	142,070	10,648
Accumulated earnings, beginning of period	221,064	79,196	161,869	96,021
Accumulated earnings, end of period	$ 303,939	$ 106,669	$ 303,939	$ 106,669
Net earnings per unit (2005 restated)
Basic	$ 0.41	$ 0.31	$ 0.71	$ 0.12
Diluted	$ 0.40	$ 0.31	$ 0.69	$ 0.12
Weighted average units outstanding (2005 restated)
Basic	201,998	87,572	201,370	87,148
Diluted	207,142	88,749	206,894	88,319

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30		Six months ended June 30
unaudited ($000s)	2006	2005	2006	2005
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING ACTIVITIES
Net earnings	$ 82,875	$ 27,473	$ 142,070	$ 10,648
Adjustments for:
Unit-based compensation	11,697	2,246	18,670	4,678
Depletion, depreciation and amortization	149,972	57,578	300,490	115,869
Accretion	2,457	1,173	4,908	2,346
Unrealized loss (gain) on financial derivatives	(2,372)	(5,983)	(7,306)	50,156
Future income tax recovery	(59,576)	(1,971)	(79,038)	(22,378)
Asset retirement costs incurred	(2,468)	(1,990)	(5,924)	(2,250)
Changes in non-cash operating working capital	57,080	11,854	(26,693)	(43,231)
	239,665	90,380	347,177	115,838
FINANCING ACTIVITIES
Proceeds from bank debt	59,975	(5,690)	150,523	45,265
Proceeds from issuance of units, net of issue costs	12,011	2,722	16,350	5,059
Distributions to unitholders	(139,236)	(51,242)	(272,115)	(101,919)
Changes in non-cash financing working capital	–	99	–	298
	(67,250)	(54,111)	(105,242)	(51,297)
	172,417	36,269	241,937	64,541
INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(23,869)	(8,726)	(23,869)	(8,726)
Disposition of petroleum and natural gas properties	–	2,777	–	4,610
Corporate acquisitions, net of cash	(36,000)	–	(36,000)	–
Capital expenditures	(88,487)	(36,309)	(155,852)	(63,033)
Changes in non-cash investing working capital	(24,061)	5,989	(26,216)	2,608
Cash used in investing activities	(172,417)	(36,269)	(241,937)	(64,541)
Cash beginning and end of period	$ –	$ –	$ –	$ –
The Trust paid the following cash amounts:
Interest paid	$ 13,453	$ 4,060	$ 26,895	$ 9,052
Capital taxes paid	$ 4,029	$ 1,582	$ 10,475	$ 1,582